SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                   Team, Inc.
                                (Name of Issuer)

                     Common Stock ($.30 par value per share)
                         (Title of Class of Securities)

                                    878155100
                                 (CUSIP Number)

  J. Thomas Morris, 2081 East Ocean Boulevard, Stuart, FL 34996 (561) 286-7175 (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notice and Communications)

                                 August 4, 1997
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


The information contained on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.             878155100


1. Name of Reporting Persons S.S. Or I.R.S. Identification Nos. Of Above Persons

         Armstrong International, Inc. (Tax I.D. # 38-0308010)


2. Check the Appropriate Box if a Member of a Group         a)

                                                            b)

3.       SEC Use Only


4.       Source of Funds             BK


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization           State of Michigan



         Number of                  7.      Sole Voting Power           650,000
         Shares Bene-
         ficially
         Owned by                   8.      Shared Voting Power
         Each Report-
         ing Person
         With                       9.      Sole Dispositive Power      650,000


                                    10.     Shared Dispositive Power


11. Aggregate Amount Beneficially Owned by Each Reporting Person      650,000


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13. Percent of Class Represented by Amount in Row (11)          11.17%


14. Type of Reporting Person            CO

CUSIP No.             878155100

1. Name of Reporting Persons S.S. Or I.R.S. Identification Nos. Of Above Persons

         Merrill H. Armstrong


2. Check the Appropriate Box if a Member of a Group         a)

                                                            b)

3. SEC Use Only


4. Source of Funds           PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization           United States of America


         Number of                  7.      Sole Voting Power
         Shares Bene-
         ficially
         Owned by                   8.      Shared Voting Power          41,000
         Each Report-
         ing Person
         With                       9.      Sole Dispositive Power


                                    10.     Shared Dispositive Power     41,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person       41,000


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (The reporting person disclaims beneficial ownership of the 650,000 shares of Team, Inc. owned by Armstrong International, Inc.)


13. Percent of Class Represented by Amount in Row (11)          .70%


14. Type of Reporting Person             IN

CUSIP No.             878155100


1. Name of Reporting Persons S.S. Or I.R.S. Identification Nos. Of Above Persons

         Barbara I. Armstrong


2. Check the Appropriate Box if a Member of a Group         a)

                                                            b)


3. SEC Use Only


4. Source of Funds         PF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization           United States of America


         Number of                  7.      Sole Voting Power
         Shares Bene-
         ficially
         Owned by                   8.      Shared Voting Power          41,000
         Each Report-
         ing Person
         With                       9.      Sole Dispositive Power


                                    10.     Shared Dispositive Power     41,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person       41,000


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (The reporting person disclaims beneficial ownership of the 650,000 shares of Team, Inc. owned by Armstrong International, Inc.)


13. Percent of Class Represented by Amount in Row (11)          .70%


14. Type of Reporting Person          IN

Item 1. Security and Issuer.

     Common Stock ($.30 par value per share) of Team, Inc. whose principal executive offices are located at 1019 South Hood Street, Alvin, Texas 77511.

Item 2. Identity and Background.

     Armstrong International, Inc. ("Armstrong") is a corporation incorporated under the laws of the State of Michigan. Armstrong's principal business is the manufacture and distribution of equipment for industrial and commercial steam systems. Armstrong's principal manufacturing facility is located at 816 Maple Street, Three Rivers, Michigan 49093. Armstrong's principal office is located at 2081 East Ocean Boulevard, Stuart, Florida 34996. During the past five (5) years, Armstrong has not been convicted in a criminal proceeding and is not and has not been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree or final order against Armstrong enjoining future violations of, prohibiting or mandating activities subject to Federal or State Securities laws, or finding any violation with respect to such laws.

     Merrill H. Armstrong and Barbara I. Armstrong control a majority of the voting stock of Armstrong. Their business address is 2081 East Ocean Boulevard, Stuart, Florida 34996. Mr. Armstrong is the President, Chief Executive Officer, and a director of Armstrong and Mrs. Armstrong is the Vice President and a director of Armstrong. During the past five (5) years, Mr. and Mrs. Armstrong have not been convicted in a criminal proceeding and are not and have not been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree or final order against Mr. and Mrs. Armstrong enjoining future violations of, prohibiting or mandating activities subject to Federal or State Securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The securities owned by Armstrong were purchased from Team, Inc. in a private placement transaction for a total purchase price of $1,950,000. The funds were borrowed from the First National Bank of Chicago pursuant to Armstrong's short-term credit facility with such institution.

     The securities owned by Mr. and Mrs. Armstrong were purchased in the open market for a total purchase price of approximately $123,386. The funds used for the purchase were from Mr. and Mrs. Armstrong's personal funds.

Item 4. Purpose of Transaction.

     Armstrong and Mr. and Mrs. Armstrong have purchased the securities for investment purposes. Armstrong and Mr. and Mrs. Armstrong may purchase additional shares of Team, Inc. Common Stock through market transactions or otherwise. Their purchases of additional Team, Inc. stock are, however, restricted pursuant to the terms of a Standstill and Voting Agreement dated June 30, 1997, as more fully described in Item 6 below.

Item 5. Interest in Securities of the Issuer.

     Armstrong beneficially owns 650,000 shares of Team, Inc. Common Stock, which represents 11.17% of the issued and outstanding shares of Team, Inc.'s Common Stock. Armstrong has sole power to vote and dispose of such stock, subject to the terms of a Standstill and Voting Agreement described in Item 6.

     Mr. and Mrs. Armstrong beneficially own 41,000 shares of Team, Inc. Common Stock, which represents .70% of the issued and outstanding shares of Team, Inc.'s Common Stock. Mr. and Mrs. Armstrong share the power to vote and dispose of such stock, subject to the terms of a Standstill and Voting Agreement described in Item 6.

     The aggregate number of shares of Team, Inc. Common Stock held by the reporting persons is 691,000. Each of the reporting persons declares that the filing of this schedule shall not be construed as an admission that the reporting person is, for the purpose of Section 13(d) and 13(g) of the Act, as amended, the beneficial owner of all the securities covered by this schedule. Each of the reporting persons disclaims beneficial ownership of all of the shares of Team, Inc. Common Stock covered by this schedule except for the shares indicated as being beneficially held by such reporting persons in this schedule.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Armstrong and Team, Inc. have entered into a Standstill and Voting Agreement dated June 30, 1997. During a five year term beginning June 30, 1997, Armstrong has granted proxies to Team's management on certain issues submitted to a vote of the shareholders. In addition, Armstrong (including any of its affiliates or members of a group in which Armstrong may also be a member) may not make purchases of Team's stock during the five (5) year term of the Agreement in aggregate amounts such that Armstrong and such others would beneficially own more than thirty percent (30%) of the issued and outstanding voting stock of Team, Inc. on a fully diluted basis.

Item 7. Material to be Filed as Exhibits.

     A copy of the Standstill and Voting Agreement dated June 30, 1997, entered into by Armstrong and Team, Inc. which relates to the giving of proxies as disclosed in Item 6 was previously filed as Exhibit I.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               ARMSTRONG INTERNATIONAL, INC.


August 14, 1997                                By: /s/ Steve Gibson
Date                                                    Signature

                                               Its: Steve Gibson/Vice President
                                                    Name/Title


                                               /s/ Merrill H. Armstrong
                                               Merrill H. Armstrong


                                               /s/ Barbara I. Armstrong
                                               Barbara I. Armstrong




Document No. 58924 ver. 1